SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Líbano Barroso Confirmed as President of TAM

His tenure will involve multi-businesses aligned with aviation

São Paulo, 28 December 2009– (BOVESPA: TAMM4 and NYSE: TAM) The Board of Directors of TAM S.A. has confirmed today the executive Líbano Miranda Barroso as Director President of TAM S.A. and TAM Linhas Aéreas. Barroso had previously earned the titles of interim president as well as Vice President of Finance, Management and IT since the departure of Commander David Barioni Neto, on October 9 of this year.

Líbano first came to TAM in 2004, when he assumed the positions of Vice President of Finance and Management, and Director of Investor Relations, where he played a major role in the company’s IPO.

He was one of the strategists for the project of transforming TAM into a group of multi-businesses aligned with aviation, such as the recently announced customer loyalty initiative Multiplus Fidelidade.

With a solid background in finance, an area where he worked for more than 20 years, he has worked at the Real, Nacional and Safra banks. He established a distinguished career at large companies such as Andrade Gutierrez Concessões, on its Project Finance team. Prior to his arrival at TAM, he held the position of Director of Finance and Investor Relations for the Companhia de Concessões Rodoviárias (CCR), where he was in charge of the company's IPO, which was the first to take part in Bovespa’s Novo Mercado (New Market).

Líbano is an economist who earned his degree from the Faculty of Economic Sciences at the Universidade Federal de Minas Gerais (UFMG), in addition to an MBA in Finance from IBMEC and post-graduate study in Business Law at the Fundação Getulio Vargas (FGV). At TAM, he has twice been elected best Chief Financial Officer (CFO) for Brazil’s sector of Aerospace, Transport and Industry by the U.S. publication Institutional Investor Magazine.

According to Maria Cláudia Amaro, president of the Board of Directors at TAM S.A., Líbano Barroso “is the right president at the right time. He has recognized experience in the area of finance, and, as a manager, he is significantly focused on costs. He is exactly what the company needs at this moment when excellent prospects for growth have been forecast.”

“Líbano knows TAM as few others do, and he is perfectly integrated with the group culture. To us, increasing the worth of the company is always grounds for satisfaction. And,” she underscored, “we found the best candidate to meet our goals for growth and service excellence right here in the company.”

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 43.9% domestic market share and 85.4% international market share in November 2009. We operate regular flights to 42 destinations throughout Brazil and we serve 79 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.4 million subscribers and has awarded more than 9.2 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.